Exhibit 77Q1(e)(ii)

Fund: Ultra-Small Company Fund (the "Fund")
Fund Inception Date: 08/05/1994
Effective Date of Exhibit: 02/10/2012

General Provisions

The Fund's Advisory Fee will be accrued daily by the Fund's Accountants on the books of the Fund.

Advisory Fee

As compensation for services rendered, the Fund will pay the Adviser an Advisory Fee accrued daily and payable monthly at the following annual rate:

(1) 0.90% of the value of the Fund's average daily net assets up to $250,000,000;

(2)  0.875% of the next $250,000,000 of such assets; and

(3)  0.85% of such assets over $500,000,000.

However, during the period that the Ultra-Small Company
Fund's net assets range from $27,500,000 to $55,000,000 the Advisory Fee will be paid as if the Fund had $55,000,000 under management (that is, $55 million times
0.009 equals $495,000). This is limited to a maximum annualized expense ratio of 1.49% of average net assets.

For purposes of calculating the Advisory Fee each month, the Fund's average daily net asset value shall be computed by adding the Fund's total daily asset values less liabilities, for the month and dividing the resulting total by the number of days in the month. The
Fund's expenses and fees, including the Advisory Fee, will be accrued daily based on prior day net assets and taken into account in determining daily net asset value.
For any period less than a full month, the Advisory Fee shall be prorated according to the proportion such period bears to a full month.

Fund Expenses & Limitations

Fund expenses for the existing class of shares shall in no case exceed the maximum annual operating expense limitation of 1.85% of the value of its average net assets for the fiscal year.

The Adviser will waive fees and/or pay Fund expenses, if necessary, to ensure the Fund's expense ratio does not exceed the maximum operating expense limitation for the fiscal year.
New classes of shares of the Fund may carry a different operating expense limitation.